SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 1-31690

TC ENERGY CORPORATION

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                 Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following documents are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-10 (File No. 333-250988) of TC Energy Corporation:

99.1. Equity Distribution Agreement, dated as of December 7, 2020, among TC Energy Corporation, TD Securities Inc., TD Securities (USA) LLC, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., Barclays Capital Canada Inc., Barclays Capital Inc., Scotia Capital Inc. and Scotia Capital (USA) Inc.

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EXHIBIT INDEX

99.1 Equity Distribution Agreement, dated as of December 7, 2020, among TC Energy Corporation, TD Securities Inc., TD Securities (USA) LLC, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., Barclays Capital Canada Inc., Barclays Capital Inc., Scotia Capital Inc. and Scotia Capital (USA) Inc.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC ENERGY CORPORATION

Date: December 7, 2020

	By:	/s/ Christine R. Johnston
		Name:	Christine R. Johnston
		Title:	Vice-President, Law and Corporate Secretary

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